EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company”)
1275 West 6th Avenue
Suite 300
Vancouver, British Columbia
V6H 1A6

Item 2	Date of Material Change

December 2021

Item 3	News Releases

News release dated December 22, 2021.

Item 4	Summary of Material Change

On December 16, 2021, the Company signed a share purchase agreement with an unrelated third party (the “Purchaser”) for the sale of 100% of the issued and outstanding common shares of BetterLife Europe Pharmaceuticals AG (“BetterLife Europe”), a fully-owned subsidiary. Upon signing of the share purchase agreement, the Issuer will no longer be pursuing the commercialization of cannabis products in Germany and other European regions (where legal). Consideration for the sale was EUR 170,000.

On December 22, 2021, the Company announced that its wholly-owned subsidiary, Altum Pharmaceuticals Inc. (“Altum”), has signed an agreement with an European-based investor group to complete a non-brokered financing of up to US$5.0 million by way of private placement of Altum’s common shares. The financing will be in tranches and will commence January of 2022. At the completion of the US$5.0 million financing, the investor group will own approximately 12.5% of Altum’s issued and outstanding shares.

Item 5	Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

December 23, 2021

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SCHEDULE “A”

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BetterLife’s Wholly-Owned Subsidiary, Altum Pharmaceuticals, Obtains Non-Dilutive Financing Commitment From Strategic Investor!

VANCOUVER, British Columbia, December 22, 2021 – BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU) today announced that its wholly-owned subsidiary, Altum Pharmaceuticals Inc. (“Altum”), has signed an agreement with an European-based investor group to complete a non-brokered financing of up to US$5.0 million by way of private placement of Altum’s common shares.

The financing will be in tranches and will commence January of 2022. At the completion of the US$5.0 million financing, the investor group will own approximately 12.5% of Altum’s issued and outstanding shares.

“Our team is working diligently to advance the pre-clinical and clinical programs of Altum that are of extreme importance in providing potential treatment for COVID-19 and its variants. This funding will provide non-dilutive financing which will allow us to further our goals of achieving significant milestones in the first quarter of 2022. BetterLife has also formed a special committee to explore strategic options available to BetterLife and Altum in connection with the advancement of their respective programs,” said BetterLife’s Chief Executive Officer, Dr. Ahmad Doroudian. “While our special committee is continuing to consider all possible strategic alternatives, the leading option is the spin-off and listing of Altum on a national exchange in the United States. Shareholders of BetterLife will receive shares of Altum directly through a dividend or other similar form of distribution and will continue to participate in the growth of both companies while allowing BetterLife and Altum to focus on their respective business segments.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company engaged in the development and commercialization of next generation psychedelic products for the treatment of mental disorders. Utilizing drug delivery platform technologies, BetterLife is also refining and developing drug candidates from a broad set of complementary interferon-based technologies which have the potential to engage the immune system to fight virus infections, such as the coronavirus disease (COVID-19) and human papillomavirus.

For further information about Altum, please visit www.altumpharma.com.

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Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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